SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                                  Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               US 1 Industries, Inc.
------------------------------------------------------------------------------
                                  (Name of Issuer)

	                  Common Stock, no par value per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                     89355200
------------------------------------------------------------------------------
                                   (CUSIP Number)

     W. Brinkley Dickerson, Jr., Troutman Sanders LLP, 600 Peachtree Street,
                      Atlanta, Georgia 30308, (404) 885-3822
------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                              February 28, 2007
------------------------------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Check the following box if a fee is being paid with the statement ___.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








1 	NAMES OF REPORTING PERSON
 	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
 	August Investment Corporation
 	I.R.S. Identification No.: 35-1897873

2 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) [  ]
 	(b) [  ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO

5 	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 	ITEM 2(d) or 2(e) 							[  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Indiana

        NUMBER OF 		7		SOLE VOTING POWER
        SHARES 				        0
        BENEFICIALLY	        8		SHARED VOTING POWER
        OWNED BY			  	1,150,946
        EACH			9		SOLE DISPOSITIVE
        REPORTING				0
        PERSON WITH	 	10 		SHARED DISPOSITIVE POWER
                                                1,150,946

11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	1,150,946

12 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]

13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.6%

14 	TYPE OF REPORTING PERSON - IC
















1 	NAMES OF REPORTING PERSON
 	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
 	August Investment Partnership
 	I.R.S. Identification No.: 35-1905858

2 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 	(a)  [  ]
 	(b)  [  ]

3	SEC USE ONLY

4       SOURCE OF FUNDS
 	OO

5 	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 	ITEM 2(d) or 2(e) 							[  ]

6 	CITIZENSHIP OR PLACE OF ORGANIZATION
        Indiana

        NUMBER OF	    7		SOLE VOTING POWER
        SHARES 				0
        BENEFICIALLY	    8           SHARED VOTING POWER
        OWNED BY		        1,150,946
        EACH		    9		SOLE DISPOSITIVE POWER
        REPORTING			0
        PERSON WITH	    10		SHARED DISPOSITIVE POWER
                                        1,150,946

11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,150,946

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]


13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.6%

14	TYPE OF REPORTING PERSON - PN















1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Harold Antonson
        Social Security No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [  ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
	BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) 							[  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

        NUMBER OF 		7		SOLE VOTING POWER
        SHARES					1,358,611
        BENEFICIALLY		8		SHARED VOTING POWER
        OWNED BY			    	2,376,303
        EACH			9		SOLE DISPOSITIVE POWER
        REPORTING			  	1,358,611
        PERSON WITH		10		SHARED DISPOSITIVE POWER
                                                2,376,303


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,734,914

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.1%

14	TYPE OF REPORTING PERSON - IN
















1	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Michael Kibler
	Social Security No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [  ]
	(b)  [  ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
        BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 	ITEM 2(d) or 2(e)							[  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

        NUMBER OF 		7		SOLE VOTING POWER
        SHARES					1,298,500
        BENEFICIALLY		8		SHARED VOTING POWER
        OWNED BY				2,376,303
        EACH			9		SOLE DISPOSITIVE POWER
        REPORTING				1,298,500
        PERSON WITH		10		SHARED DISPOSITIVE POWER
                                                2,376,303


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,674,803

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.6%

14	TYPE OF REPORTING PERSON - IN














1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Brad James
        Social Security No.: ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) 							[  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

        NUMBER OF            7		SOLE VOTING POWER
        SHARES 		     	        151,858
        BENEFICIALLY         8          SHARED VOTING POWER
        OWNED BY			15,123
        EACH		     9		SOLE DISPOSITIVE POWER
        REPORTING			151,858
        PERSON WITH	     10         SHARED DISPOSITIVE POWER
                                        15,123

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        166,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

										[  ]
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

14     TYPE OF REPORTING PERSON - IN
















1     NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Eastern Refrigerated Transportation, Inc.
      I.R.S. Identification No.: 35-1499501

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]
      (b)  [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC, OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) 							[  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana

        NUMBER OF	   7 		SOLE VOTING POWER
        SHARES				0
        BENEFICIALLY	   8   	        SHARED VOTING POWER
        OWNED BY			889,106
        EACH		   9		DISPOSITIVE POWER
        REPORTING    			0
        PERSON WITH	   10		SHARED DISPOSITIVE POWER
                                        889,106

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        889,106

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.4%

14	TYPE OF REPORTING PERSON - CO
















1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Enterprise Truck Line, Inc.
        I.R.S. Identification No.: 36-2121458

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) 							[  ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Indiana

        NUMBER OF 		 7		SOLE VOTING POWER
        SHARES					0
        BENEFICIALLY		 8 	        SHARED VOTING POWER
        OWNED BY				75,616
        EACH			 9   	        SOLE DISPOSITIVE POWER
        REPORTING				0
        PERSON WITH              10             SHARED DISPOSITIVE POWER
                                                75,616

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        75,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .6%

14	TYPE OF REPORTING PERSON - CO
















1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Seagate Transportation Services, Inc.
        I.R.S. Identification No.: 35-1544464

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)							[  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Indiana

        NUMBER OF		7		SOLE VOTING POWER
        SHARES 					0
        BENEFICIALLY		8               SHARED VOTING POWER
        OWNED BY				15,123
        EACH			9		SOLE DISPOSITIVE POWER
        REPORTING                               0
        PERSON WITH             10              SHARED DISPOSITIVE POWER
					        15,123

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,123

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[  ]

13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .1%

14	TYPE OF REPORTING PERSON - CO















Item 1. Security and Issuer.

	This statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of US 1 Industries, Inc., an Indiana corporation (the "Company"). The principal executive offices of the Company are at 336 W US 30, Valparaiso Indiana 46385.

Item 2. Identity and Background.

	This statement is being filed by August Investment Corporation, an Indiana corporation ("AIC"), August Investment Partnership, an Indiana partnership ("AIP"), Harold Antonson, Michael Kibler, Brad James, Eastern Refrigerated Transportation, Inc., Enterprise Truck Line, Inc., and Seagate Transportation Services, Inc., collectively (the "Reporting Persons").

	The principal offices of AIC are located at 336 W US 30, Valparaiso Indiana 46385. AIC is primarily an investment vehicle formed to invest in the Company.

	The principal offices of AIP are located at 336 W US 30, Valparaiso Indiana 46385. AIC is primarily an investment vehicle formed to invest in the Company.

	The principal offices of Eastern Refrigerated Transportation, Inc. are located at 336 W US 30, Valparaiso Indiana 46385. Eastern is a trucking company.

	The principal offices of Enterprise Truck line, Inc. are located at 336 W US 30, Valparaiso Indiana 46385. Enterprise is a trucking company.

	The principal offices of Seagate Transportation Services, Inc. are located at 555 F Street, Perrysburg, Ohio 43551. Seagate is a trucking company.

	Harold Antonson, whose business address is 336 W US 30, Valparaiso Indiana 46385, is the Treasurer and Chief Financial Officer of the Company. Harold Antonson is a citizen of the United States.

	Michael Kibler, whose business address is 336 W US 30, Valparaiso Indiana 46385, is the President and Chief Executive Officer of the Company. Michael Kibler is a citizen of the United States.

	Brad James, whose business address is 555 F Street, Perrysburg, Ohio 43551, is the President of Seagate Transportation Services, Inc. Brad James is a citizen of the United States.

	During the last five years, neither AIC, AIP, Harold Antonson, Michael Kibler, Brad James, Eastern Refrigerated Transportation, Inc., Enterprise Truck line, Inc. nor Seagate Transportation Services, Inc. has been (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial r administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding of any violation with respect to such laws.





Item 3. Source and Amount of Funds or Other Consideration.

	The shares reflected in this filing were primarily acquired in 1993 or, upon the exchange of the Company's preferred stock that, in turn, was acquired in 1993, for Common Stock. The funds used in the 1993 acquisitions were obtained from a range of sources, including existing cash and cash borrowed from banks. In addition, 200,000 of the shares held by each of Mr. Kibler and Mr. Antonson were restricted stock grants by the Company. Finally, as a result of the death of John Lavery, a former member of the filing group, the ownership interests of the Reporting Persons were reorganized as of February 25, 2007.

Item 4. Purpose of Transaction.

	The purpose of this amendment is to reflect the acquisition as of February 25, 2007, from the Estate of John Lavery of various interest of Mr. Lavery prior to his death.

	The purposes of the Reporting Persons' acquisition and continued ownership of Company securities are, among others, to grow the Company's business and performance and to enhance the value of the Common Stock.

	The Reporting Persons have no current plans with respect to transactions required to be disclosed herein, except that the Company currently is considering a reverse stock split in order to increase its per share trading price to a level sufficient for exchange listing.

Item 5. Interests in Securities of the Issuer.

	(a) and (b)	The aggregate number and percentage of Securities to
which this Schedule 13D relates is 5,205,273 shares of Common Stock, representing 43.3% of the 12,018,294 shares outstanding. The Reporting Persons beneficially own these shares as stated below.

	AIP is presently the beneficial owner of 1,150,946 shares of the Common Stock, approximately 9.6% of the Common Stock outstanding.

	As general partners of AIP, AIC, Mr. Kibler and Mr. Antonson may be deemed to have voting or dispositive power over the Common Stock beneficially owned by AIP and therefore, be deemed to be a beneficial owner of the Common Stock owned by AIP. Messrs. Antonson and Kibler each own 50%, and are directors and officers, of AIC and as a result may be deemed to have voting or dispositive power over the Common Stock owned by AIP and therefor, may be deemed to be beneficial owners of the Common Stock owned by AIP.

	Eastern Refrigerated Transportation, Inc. is presently the beneficial owner of 889,106 shares of the Common Stock, approximately 7.4% of the Common Stock outstanding. Eastern Refrigerated Transportation, Inc. has sole power to vote and dispose of the 889,106 shares of the Common Stock.

	Messrs. Antonson and Kibler may be deemed to be beneficial owners of the Common Stock beneficially owned by Eastern Refrigerated Transportation, Inc. as a result of their ownership of Eastern Refrigerated Transportation, Inc.

	Enterprise Truck Line, Inc. is presently the beneficial owner of 75,616 shares of the Common Stock, approximately .6% of the Common Stock outstanding. Eastern Truck Line, Inc. has sole power to vote and dispose of the 75,616 shares of the Common Stock.

	Messrs. Antonson and Kibler may be deemed to be beneficial owners of the Common Stock owned by Enterprise Truck Line, Inc. as a result of their ownership of Enterprise Truck Line, Inc.

	Seagate Transportation Services, Inc. is presently the beneficial owner of 15,123 shares of the Common Stock, approximately .1% of the Common Stock outstanding. Seagate Transportation Services, Inc. has sole power to vote and dispose of the 15,123 shares of the Common Stock.

	Messrs. James, Antonson and Kibler may be deemed to be beneficial owners of the Common Stock owned by Seagate Transportation Services, Inc. as a result of their ownership of Seagate Transportation Services, Inc.

	Mr. Antonson beneficially owns 3,734,914 shares of Common Stock which is 31.1% of the total Common Stock outstanding. Mr. Antonson has the sole power to vote or dispose of 1,358,611 shares and shared power to vote or dispose of 2,376,303 shares.

	Mr. Kibler beneficially owns 3,674,803 shares of Common Stock which is 30.6% of the total Common Stock outstanding. Mr. Kibler has the sole power to vote or dispose of 1,293,500 shares and shared power to vote or dispose of 2,376,303 shares.

	Mr. James beneficially owns 166,981 shares of Common Stock which is 1.4% of the total Common Stock outstanding. Mr. James has the sole power to vote or dispose of 151,858 shares and shared power to vote or dispose of 15,123 shares.

	(c)	As a result of the death of Mr. Lavery, a former member of the filing group, Messrs. Kibler and Antonson acquired various interests from the Estate of John Lavery in businesses that Messrs. Lavery, Kibler and Antonson previously had owned and operated. This reorganization led to an increase in the beneficial ownership of Messrs. Kibler and Antonson.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

	(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	Exhibits 1 and 2 hereto set forth certain documents with respect to securities of the Company and agreements between the Reporting Persons, each of which is incorporated by reference to this Item 6.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Agreement by and among AIC, AIP, Eastern Refrigerated
Transportation, Inc., Enterprise Truck Line, Inc., Seagate Transportation, Inc., Harold Antonson, Michael Kibler, and Brad James, to file a joint
Schedule 13D pursuant to Rule 13d-1(f)(1). -- Previously Filed

Exhibit 2	Powers of Attorney of Harold Antonson, Michael Kibler, and
Brad James. -- Previously Filed





                                  SIGNATURES

                                    13D


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007

					AUGUST INVESTMENT PARTNERSHIP



					By:	AUGUST INVESTMENT CORPORATION


					By:________________________________
						Harold Antonson



					AUGUST INVESTMENT CORPORATION


					By:________________________________
						Harold Antonson



					EASTERN REFRIGERATED
					TRANSPORTATION, INC.


					By:________________________________
						Harold Antonson



					ENTERPRISE TRUCK LINE, INC.


					By:_______________________________
						Harold Antonson




					SEAGATE TRANSPORTATION SERVICES, INC.


					By:________________________________
						Harold Antonson




					INDIVIDUALLY


					_____________________________________
					Harold Antonson



					_____________________________________
					Michael Kibler



					/s/ Brad James*
					_____________________________________
                                        Brad James

*By
    Harold Antonson pursuant to Power of
    Attorney